Item 1.





[GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                   Information Advisor
Pablo Boselli, Financial Manager                Lucia Domville
(pboselli@metrogas.com.ar)                      (Lucia.Domville@citigatefi.com)
(5411) 4309-1511                                (201) 499-3548

       METROGAS ANNOUNCES THE EXTENSION OF ITS SOLICITATION OF CONSENTS TO
          RESTRUCTURE ITS UNSECURED FINANCIAL INDEBTEDNESS AND GRANT OF
                               WITHDRAWAL RIGHTS.


     BUENOS AIRES, May 3, 2005 - MetroGAS S.A. (the "Company") today announced that it is further extending its solicitation (the "APE Solicitation") from holders of its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), its 7.375% Series B Notes due 2002 (the "Series B Notes") and its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt"), subject to certain eligibility requirements, of powers of attorney authorizing the execution on behalf of the holders of its Existing Notes of, and support agreements committing holders of its Existing Bank Debt to, execute an acuerdo preventivo extrajudicial (the "APE") until 5:00 p.m., New York City time, on May 18, 2005 (the "New Expiration Date"), unless further extended by the Company.

     APE Solicitation

     As of 5:00 p.m., New York City time, on May 2, 2005, powers of attorney and support agreements had been received with respect to approximately U.S.$ 86,233,000 principal amount of Existing Debt.

     The APE Solicitation will remain in all respects subject to all terms and conditions described in the Company's Solicitation Statement dated November 7, 2003 (the "Solicitation Statement") except that any person that has granted a power of attorney and tendered its Existing Notes to the Settlement Agent or has executed a support agreement with the Settlement Agent with respect to its Existing Bank Debt shall have the right to withdraw such power of attorney and Existing Notes or be released from its obligations under such support agreement until 5:00 p.m., New York City time, on the New Expiration Date. Any person wishing to exercise such withdrawal rights should follow the procedure described in the Solicitation Statement or communicate with the Settlement Agent to be informed of the appropriate procedure.

     THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT. NEITHER THE RIGHTS NOR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE NOR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER

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JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED
AND WILL NOT REGISTER UNDER THE SECURITIES ACT THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT. THE APE SOLICITATION IS NOT BEING AND WILL NOT BE MADE TO HOLDERS OF EXISTING DEBT LOCATED IN ITALY AND WILL BE MADE TO THEM, IF AT ALL, AT A LATER DATE AND IN FULL COMPLIANCE WITH ITALIAN LAWS AND REGULATIONS.

     The Settlement Agent for the APE Solicitation is JPMorgan Chase Bank and its telephone and fax numbers are (212) 623-5136 and (212) 623-6216, respectively.

     Any holder wishing to receive a copy of the Solicitation Statement and/or ancillary documents should contact J.P. Morgan Securities Inc. at 1-877-217-2484 in the United States or JPMorgan Chase Bank Buenos Aires at
54-11-4348-3475/4325-8046 in Argentina.